Exhibit 99.1

China SXT Pharmaceuticals, Inc. Announces Financial Results for the Six Months Ended September 30, 2018

TAIZHOU, China, Mar. 28, 2019 /PRNewswire/ -- China SXT Pharmaceuticals, Inc. (the “Company”) (NASDAQ:SXTC), a specialty pharmaceutical company focusing on the research, development, manufacture, marketing and sales of Traditional Chinese Medicine Pieces (“TCMPs”), today announced its financial results for the six months ended September 30, 2018.

•	Sales of the higher-margin advanced Traditional Chinese Medicine Pieces (“TCMP”) products increased by 117.1% to $2.12 million and accounted for 54.2% of total revenues for the six months ended September 30, 2018.

•	Gross profit increased by 61.6% to $2.68 million for the six months ended September 30, 2018 from $1.66 million for the same period of the prior fiscal year. Gross margin increased by 25.7 percentage points to 68.4% for the six months ended September 30, 2018 from 42.6% for the same period of the prior fiscal year, thanks to the significant increase in sales of the higher-margin advanced TCMP products.

•	Net income was $1.00 million, or $0.05 per share, for the six months ended September 30, 2018, compared to $0.79 million, or $0.04 per share, for the same period of the prior fiscal year.

“We are pleased with the solid financial results for the six months ended September 30, 2018, highlighted with a 117.1% increase in the sales of higher-margin advanced TCMP products, a 25.7 percentage points increase in gross margin and a 26.4% increase in net income,” said Alex Shi, Chief Financial Officer of the Company.

Feng Zhou, Chairman and Chief Executive Officer of the Company, added, “For the six months ended September 30, 2018, sales of advanced TCMP products exceeded 50% for the first time in our history, marking a major milestone for the Company. As one of first companies to produce and market TCMP products in the Chinese market, we believe that advanced TCMP stands for the biggest opportunity for us to separate from the pack and to capture our fair share of the steadily growing TCMP market in the long run. We expect the advanced TCMP segment to continue to drive our top- and bottom- line growths and margins expansion in the foreseeable future.”

Six Months Ended September 30, 2018 Financial Results

	For the Six Months Ended September 30,
($ millions, except per share data)	2018	2017	% Change
Revenues	$3.92	$3.89	0.7%
- Advanced TCMP	$2.12	$0.98	117.1%
- Fine TCMP	$0.18	$0.22	-20.3%
- Regular TCMP	$1.62	$2.69	-39.9%
Gross profit	$2.68	$1.66	61.6%
Gross margin	68.4%	42.6%	25.7 percentage points
Operating income	$1.33	$1.05	26.8%
Operating margin	33.9%	26.9%	7.0 percentage points
Net income	$1.00	$0.79	26.4%
Net margin	25.4%	20.2%	5.2 percentage points
Earnings per share	$0.05	$0.04	26.4%

Revenues

We generated revenues primarily from manufacture and sales of three types of traditional Chinese medicine pieces (the “TCMP”) products: Advanced TCMP, Fine TCMP and Regular TCMP. For the six months ended September 30, 2018, total revenues increased by $0.03 million, or 0.7%, to $3.92 million from $3.89 million for the same period of the prior fiscal year. The increase in total revenues was primarily due to increase in sales of advanced TCMP products that were mostly offset by the decrease in the sales of regular TCMP products.

Advanced TCMP is comprised of 7 Directly Oral TCMP products (the “Directly-Oral-TCMP”) and 6 After-soaking-oral TCMP products (the “After-Soaking-Oral-TCMP”). Both Directly Oral TCMP and After-soaking-oral TCMP are new types of advanced TCMP. Sales of advanced TCMP products increased by $1.15 million, or 117.1%, to $2.12 million for the six months ended September 30, 2018 from $0.98 million for the same period of the prior fiscal year. The increase in sales of advanced TCMP products was due to increases in both sales volume and average selling prices.

We currently manufacture 426 regular TCMP products listed on China Pharmacopoeia (version 2015) Part I for hospitals and drug store in treatment of various diseases or serving as dietary supplements. Sales of regular TCMP products decreased by $1.07 million, or 39.9%, to $1.62 million for the six months ended September 30, 2018 from $2.69 million for the same period of the prior fiscal year. The decrease in sales of regular TCMP products was primarily related to one single customer.

We currently produce over 20 fine TCMP products for drug stores and hospitals. Our fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin. Sales of fine TCMP products decreased by $0.05 million, or 20.3%, to $0.18 million for the six months ended September 30, 2018 from $0.22 million for the same period of the prior fiscal year. In order to promote market acceptance of higher priced fine TCMP products, the Company lowered the selling prices for fine TCMP products, however the sales volume did not pick up accordingly, resulting in the decreased sales of fine TCMP products.

Sales of advanced TCMP, fine TCMP ad regular TCMP products accounted for 54.2%, 4.5%, and 41.3% of total revenues, respectively, for the six months ended September 30, 2018, compared to 25.2%, 5.6%, and 69.2%, of total revenues, respectively, for the same period of the prior fiscal year.

Gross profit

Cost of revenues primarily include cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Total cost of goods sold decreased by $0.99 million, or 44.5%, to $1.24 million for the six months ended September 30, 2018 from $2.23 million for the same period of the prior fiscal year. The decrease in cost of revenues was primarily due to increased sales of higher margin advanced TCMP products, decrease in purchase price of some key raw materials, as well as savings in labor costs.

Gross profit increased by $1.02 million, or 61.6%, to $2.68 million for the six months ended September 30, 2018 from $1.66 million for the same period of the prior fiscal year. Gross margin was 68.4% for the six months ended September 30, 2018, compared to 42.6% for the same period of the prior fiscal year.

Operating income

Selling expenses primarily consisted of transportation, sales staff payroll, welfare expenses, travelling expenses, advertisement and promotion expenses, and distribution expenses. For the six months ended September 30, 2018, selling expenses increased by $0.62 million, or 285.4%, to $0.84 million from $0.22 million for the same period of the prior fiscal year. The increase in selling expenses was primarily due to the combined effect of an increase of $0.23 million in distribution expenses as our new clients are more remote and an increase of $0.34 million in advertisement and promotion expenses.

General and administrative expenses primarily consisted of staff payroll and welfare expenses, entertainment expenses, travelling expenses, depreciation and amortization expenses for administrative purposes, and office supply expenses. For the six months ended September 30, 2018, general and administrative expenses increased by $0.12 million, or 30.4%, to $0.51 million from $0.39 million for the same period of the prior fiscal year. The increase in general and administrative expenses was related to an increase of $0.07 million in research and development expense and an increase of $0.04 million in intermediate service charge.

As a result, total operating expenses increased by $0.74 million, or 121.1%, to $1.35 million for the six months ended September 30, 2018 from $0.61 million for the same period of the prior fiscal year.

Operating income increased by $0.28 million, or 26.8%, to $1.33 million for the six months ended September 30, 2018 from $1.05 million for the same period of the prior fiscal year. Operating margin was 33.9% for the six months ended September 30, 2018, compared to 26.9% for the same period of the prior fiscal year. The increase in operating margin was primarily due to increase in gross margin and partially offset by increase in operating expenses as a percentage of revenues.

Income before income taxes

Total net other income, which includes interest income and expenses, and other non-operating income, was $517 for the six months ended September 30, 2018, compared to $3,099 for the same period of the prior fiscal year.

Income before income taxes increased by $0.28 million, or 26.5%, to $1.33 million for the six months ended September 30, 2018 from $1.05 million for the same period of the prior fiscal year. The increase was primarily due to increase in gross profit and partially offset by increase in operating expenses.

Provision for income taxes was $0.33 million for the six months ended September 30, 2018, compared to $0.26 million for the same period of the prior fiscal year.

Net income and EPS

Net income increased by $0.21 million, or 26.4%, to $1.00 million for the six months ended September 30, 2018 from $0.79 million for the same period of the prior fiscal year.

Earnings per share was $0.05 for the six months ended September 30, 2018, compared to $0.04 for the same period of the prior fiscal year.

Liquidity and Financial Resources

As of September 30, 2018, the Company had cash and cash equivalents and restricted cash of $0.40 million, compared to $0.66 million at March 31, 2018. Accounts receivable and inventories were $3.89 million and $1.07 million, respectively, as of September 30, 2018, compared to $2.60 million and $1.27 million, respectively, at March 31, 2018. Total current assets and current liabilities were $6.50 million and $3.99 million, respectively, leading to a current ratio of 1.63 as of September 30, 2018. This compared to total current assets and current liabilities of $6.10 million and $4.37 million, respectively, and current ratio of 1.40 at March 31, 2018.

Net cash used in operating activities was $0.24 million for the six months ended September 30, 2018, compared to $0.55 million for the same period of the prior fiscal year.

Recent Development

On December 31, 2018, the Company closed its initial public offering of 2,506,300 ordinary shares at a public offering price of $4.00 per ordinary share. On January 3, 2019, the Company sold an additional 39,975 ordinary shares at the public offering price of $4.00 per share in a second closing. The total gross proceeds from the initial public offering was approximately $10.2 million before underwriting commissions and offering expenses. The shares commenced trading on the NASDAQ Capital Market on January 4, 2019 under the ticker symbol “SXTC”. Boustead Securities, LLC acted as the sole underwriter for the offering. Hunter Taubman Fischer & Li LLC acted as U.S. legal counsel to the Company, and Sichenzia Ross Ference LLP acted as legal counsel to the underwriter.

About China SXT Pharmaceuticals, Inc.

Incorporated in 2005 and headquartered in Taizhou City, Jiangsu Province, China, China SXT Pharmaceuticals, Inc. is an innovative pharmaceutical company based focusing on the research, development, manufacture, marketing and sales of traditional Chinese medicine pieces, which is a type of Traditional Chinese Medicine that has been processed to be ready for use. For more information, please visit www.sxtchina.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; the growth of the pharmaceutical market, particularly the Traditional Chinese Medicine Pieces (“TCMPs”) market, in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Alex Shi, CFO

Email: ir@sxtchina.com

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1 732-910-9692

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$, except for number of shares data)

	For the Six Months Ended September 30
	As of September 30, 2018 (Unaudited)	As of March 31, 2018

ASSETS
Current Assets
Cash and cash equivalents	$217,009	$560,252
Restricted cash	182,203	97,515
Accounts receivable	3,889,587	2,602,597
Notes receivable	93,341	303,379
Inventories	1,072,391	1,266,880
Advance to suppliers	322,420	227,204
Amounts due from related parties	-	133,757
Deferred cost	46,508	-
Prepayments, receivables and other assets	725,277	910,606

Total Current Assets	6,548,736	6,102,190

Property, plant and equipment, net	777,662	862,453
Construction in progress	572,811	626,404
Intangible assets, net	52,077	60,673
Deferred tax assets, net	-	6,174

Total Non-current Assets	1,402,550	1,555,704

Total Assets	$7,951,286	$7,657,894

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	192,611	385,121
Accounts payable	1,996,336	2,407,359
Advances from customers	117,992	292,947
Amounts due to related parties	205,452	-
Accrued expenses and other current liabilities	314,371	416,226
Income tax payable	1,164,777	870,466

Total Current Liabilities	3,991,539	4,372,119

Commitments and Contingencies		-

Shareholders' Equity
Common stocks (par value $0.001 per share, unlimited shares authorized; 20,000,000 and 20,000,000 shares issued and outstanding at September 30,2018 and March 31 2018 respectively*)	20,000	20,000
Additional paid-in capital	1,463,757	1,463,757
Retained earnings	2,539,691	1,544,645
Accumulated other comprehensive income	(63,701)	257,373

Total Shareholders’ Equity	3,959,747	3,285,775

Total Liabilities and Shareholders’ Equity	$7,951,286	$7,657,894

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In US$, except for number of shares data)

	For the six months ended September 30,
	2018	2017
	(Unaudited)	(Unaudited)
Revenues	$3,917,707	$3,889,851
Revenues generated from third parties	3,812,564	2,619,886
Revenue generated from related parties	105,143	1,269,965
Cost of revenue	(1,239,023)	(2,231,839)

Gross profit	2,678,684	1,658,012

Operating expenses
Selling expenses	(838,217)	(217,518)
General and administrative expenses	(513,532)	(393,853)

Total operating expenses	(1,351,749)	(611,371)

Income from operations	1,326,935	1,046,641

Other expenses, net
Interest expense, net	1,501	(300)
Other income, net	(984)	3,399

Total other expenses, net	517	3,099

Income before income taxes	1,327,452	1,049,740
Income tax expense	(332,406)	(262,435)

Net Income	995,046	787,305

Other comprehensive loss
Foreign currency translation adjustment	321,074	2,333

Comprehensive Income	$1,316,120	$789,638

Weighted average number of common shares
Basic	20,000,000	20,000,000
Diluted	20,000,000	20,000,000

Earnings per share
Basic	0.050	0.039
Diluted	0.050	0.039